EXHIBIT 99.1

Precision Drilling Terminates Arrangement Agreement With Trinidad Drilling Requiring Payment of Termination Fee Following Ensign Take-Up

CALGARY, Alberta, Nov. 27, 2018 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) (TSX:PD; NYSE:PDS) today announced that it has terminated the arrangement agreement (the “Arrangement Agreement”) dated October 5, 2018 with Trinidad Drilling Ltd. (“Trinidad”) following the announcement by Ensign Energy Services Inc. that it had taken up 56.38% of the outstanding common shares of Trinidad pursuant to its unsolicited offer to purchase and takeover bid circular. Accordingly, payment of the termination fee in the amount of $20,000,000 is now due and payable to Precision in accordance with the Arrangement Agreement.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, CFA
Manager, Investor Relations
403.716.4725

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com